Exhibit 99.1

MEDIGUS LTD.

Omer Industrial Park, No. 7A, P.O. Box 3030

Omer 8496500

Israel

June 4, 2020

Dear Shareholder:

You are cordially invited to attend the annual general meeting (the “Meeting”) of the shareholders of Medigus Ltd. (the “Company”), to be held on Thursday, July 9, 2020, beginning at 5:00 PM, Israel time (10:00 AM Eastern time), at the offices of Meitar Law Offices, 16 Abba Hillel Silver Rd. Ramat Gan, Israel 5250608, or at any adjournments thereof.

The Company’s formal notice of the Meeting and the proxy statement for the Meeting (the “Proxy Statement”) appearing on the following pages, describe in detail the matters to be acted upon at the Meeting.

Only shareholders who held shares at the close of business on Tuesday, June 9, 2020, are entitled to notice of, and to vote at, the Meeting and any adjournments thereof. The Company’s board of directors recommends a vote “FOR” all of the matters set forth in the notice.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We currently intend to hold the Meeting in person. However, depending on developments with respect to the coronavirus (COVID-19) pandemic, we might hold the Meeting virtually on the above date and time instead of in person. If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be made on Form 6-K as promptly as practicable. We encourage you to check our publications one week prior to the meeting date if you are planning to attend the Meeting.

We look forward to seeing as many of you as can attend the Meeting.

Very truly yours,

Eliyahu Yoresh
Chairman of the Board of Directors

MEDIGUS LTD.

Omer Industrial Park, No. 7A, P.O. Box 3030

Omer 8496500

Israel

PROXY STATEMENT

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on July 9, 2020

Notice is hereby given to the holders of ordinary shares, par value NIS 1.00 per share (the “Ordinary Shares”), and to holders of American depository shares, evidenced by American depositary receipts, each representing twenty Ordinary Shares, issued by The Bank of New York Mellon (“ADRs”), of Medigus Ltd. (the “Company”) in connection with the solicitation by the board of directors (the “Board”) of proxies for use at the annual general meeting of shareholders (the “Meeting”), to be held on Thursday, July 9, 2020, at 5:00 PM Israel time (10:00 AM Eastern time) at the offices of Meitar Law Offices, 16 Abba Hillel Silver Rd. Ramat Gan, Israel 5250608, or at any adjournments thereof.

The agenda for the Meeting is to consider the approval of the following:

1.	Approval of the re-election of Mr. Eli Cohen to serve as a director of the Company;

2.	Approval of amendments to the articles of association of the Company;

3.	Approval of amendments to the compensation policy for the Company’s executive officers and directors;

4.	Approval of election of Mr. Eliyahu Yoresh as chairman of the board of directors of the Company;

5.	Approval of the compensation terms of Mr. Eliyahu Yoresh as chairman of the board of directors of the Company;

6.	Approval of an amendment to the compensation terms of the Company’s non-executive directors; and

7.	Approval of the appointment Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as the Company’s independent auditors for the year ending December 31, 2020, and its service until the annual general meeting of shareholders to be held in 2021.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the consolidated financial statements of the Company for the fiscal year ended December 31, 2019.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

The Board recommends that shareholders vote in favor of each of the above proposals, which will be described in the proxy statement to be made available to the Company’s shareholders.

Only shareholders and ADR holders of record at the close of business on Tuesday, June 9, 2020, shall be entitled to receive notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, shareholders and ADR holders who will not attend the Meeting in person are urged to vote with respect to proposals by means of a proxy card. Holders of Ordinary Shares must submit their proxies to the Company’s offices no later than four (4) hours prior to the Meeting (i.e., 1:00 PM (Israel time) on Thursday, July 9, 2020). ADR holders should return their proxies by the date set forth on the form of proxy. Execution of a proxy will not in any way affect a shareholder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

We currently intend to hold the Meeting in person. However, depending on developments with respect to the coronavirus (COVID-19) pandemic, we might hold the Meeting virtually on the above date and time instead of in person. If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be made on Form 6-K as promptly as practicable. We encourage you to check our publications one week prior to the meeting date if you are planning to attend the Meeting.

A proxy statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter was furnished to the U.S. Securities and Exchange Commission (the “Commission”) under cover of Form 6-K and is available on the Commission’s website at www.sec.gov. The proxy statement, as well as a Hebrew version of the proxy card, in accordance with regulations promulgated under the Companies Law 5759-1999, was also filed with the Israeli Securities Authority and Tel Aviv Stock Exchange Ltd. and is available on the websites: www.magna.isa.gov.il and maya.tase.co.il. Such proxy statement will also be available on the Company’s website at www.medigus.com.

Shareholders or ADR holders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, at Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel, Attention: Ms. Tatiana Yosef, chief financial officer, facsimile number +972-72-2602249, e-mail address: Tanya.Yosef@medigus.com. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov and in addition at www.magna.isa.gov.il or maya.tase.co.il. Position Statements should be submitted to the Company no later than Monday, June 29, 2020.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices during normal business hours and by prior coordination with Ms. Tatiana Yosef (Tel: +972-73- 3704691).

By Order of the Board of Directors,

Eliyahu Yoresh
Chairman of the Board of Directors

Omer, Israel

June 4, 2020

MEDIGUS LTD.

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

Tel: +972-72-2602200

PROXY STATEMENT

General Information

This proxy statement (the “Proxy Statement”) is furnished to the holders of ordinary shares, par value NIS 1.00 per share (the “Ordinary Shares”), and to holders of American depository shares evidenced by American depositary receipts, each representing twenty Ordinary Shares, issued by The Bank of New York Mellon (“ADRs”), of Medigus Ltd. (the “Company”) in connection with the solicitation by the board of directors (the “Board”) of proxies for use at the annual general meeting of shareholders (the “Meeting”), to be held on Thursday, July 9, 2020, at 5:00 PM Israel time (10:00 AM Eastern time) at the offices of Meitar Law Offices, 16 Abba Hillel Silver Rd. Ramat Gan, Israel 5250608, or at any adjournments thereof.

Record Date; Shareholders Entitled to Vote

Only holders of Ordinary Shares and ADR holders of record at the close of business on Tuesday, June 9, 2020 (the “Record Date”), shall be entitled to receive notice of and to vote at the Meeting. At the close of business on June 3, 2020, the Company had 118,178,758 outstanding Ordinary Shares (such amount excludes 810,500 Ordinary Shares held by the Company), each of which is entitled to one vote for each of the matters to be presented at the Meeting.

Proxies

Whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, holders of Ordinary Shares and ADR holders who will not attend the Meeting in person are urged to vote with respect to proposals by means of a proxy card. Holders of Ordinary Shares must submit their proxies to the Company’s offices no later than four (4) hours prior to the Meeting (i.e., 1:00 PM (Israel time) on Thursday, July 9, 2020). ADR holders should return their proxies by the date set forth on the form of proxy. Execution of a proxy will not in any way affect a shareholder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

The Proxy Statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter was furnished to the Commission under cover of Form 6-K and is available on the Commission’s website at www.sec.gov. The Proxy Statement, as well as a Hebrew version of the proxy card, in accordance with regulations promulgated under the Israeli Companies Law, 5759-1999 (the “Companies Law”), was also filed with the Israeli Securities Authority and the Tel Aviv Stock Exchange Ltd. (the “TASE”) and is available on the websites: www.magna.isa.gov.il and maya.tase.co.il. Such Proxy Statement will also be available on the Company’s website at www.medigus.com.

All shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions, the shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board recommends a “FOR”.

Holders of Ordinary Shares and ADR holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company, in the case of holders of Ordinary Shares, or with the ADR depositary, in the case of holders of ADRs, a written notice of revocation or duly executed proxy bearing a later date.

A shareholder, whose shares are registered with a TASE member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the position statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date. A shareholder, whose shares are registered with a member of the TASE, is required to prove his or her share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account. Alternatively, shareholders who hold shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six (6) hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Expenses and Solicitation

The Board is soliciting proxies for use at the Meeting. The Company expects to mail this Proxy Statement and the accompanying proxies to ADR holders on or about Friday, June 12, 2020 . In addition to solicitation of proxies to ADR holders by mail, certain officers, directors, employees and agents of the Company, none of whom shall receive additional compensation therefor, may solicit proxies by telephone or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares or ADRs.

Quorum

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, and who hold or represent shares holding in the aggregate at least ten percent (10%) of the voting rights in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Friday, July 10, 2020, at the same time and place. At the adjourned Meeting, if a quorum is not present within half an hour, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

Required Vote and Voting Procedures

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter.

Proposal No. 3, and, in the event Proposal No. 3 is not approved, the approval of Proposal No. 5 are subject to the fulfillment of one of the following additional voting requirements:

(i)	the majority of the shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or

(ii)	the total number of shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A controlling shareholder shall also include, for the purpose of Proposal No. 5, a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of shares of a company.

If you do not state whether you are a controlling shareholder or have personal interest with respect to Proposal No. 3, in the event that Proposal No. 3 is not approved, with respect to Proposal No. 5, your shares will not be voted for Proposal Nos. 3 and 5.

In connection with Proposal No. 3, the Companies Law allows our Board to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the company’s compensation committee, and thereafter its Board, each determines to approve it, based on detailed arguments, and after having reconsidered the matter.

The lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS.

Position Statements

Holders of Ordinary Shares or ADR holders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, at Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel, Attention: Ms. Tatiana Yosef, chief financial officer, facsimile number +972-72-2602249, e-mail address: Tanya.Yosef@medigus.com. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov and in addition at www.magna.isa.gov.il or maya.tase.co.il. Position Statements should be submitted to the Company no later than Monday, June 29, 2020. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

Meeting Agenda

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the meeting may submit to the Company a proposed additional agenda item for the meeting, to the Company’s offices at Omer Industrial Park, Building No. 7A, P.O. Box 3030, Omer 8496500, Israel, Attention: Ms. Tatiana Yosef, chief financial officer, facsimile number +972-72-2602249, e-mail address: Tanya.Yosef@medigus.com no later than Thursday, June 11, 2020. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Thursday, June 18, 2020 which will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov and in addition at www.magna.isa.gov.il or maya.tase.co.il.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices during normal business hours and by prior coordination with Ms. Tatiana Yosef (Tel: +972-72-2602205).

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2019, please see Item 6 B. of our Annual Report for the year ended December 31, 2019, filed on Form 20-F with the Commission on April 21, 2020, and accessible through the Commission’s website at www.sec.gov.

DIRECTOR INDEPENDENCE

Our Board has determined that each of our directors satisfies the independent director requirements under the Nasdaq corporate governance requirements. As such, the Board is solely comprised of independent directors as such term is defined in the Nasdaq Rules.

Our Board has further determined that each member of our audit committee is independent as such term is defined in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and that each member of our audit committee and compensation committee satisfies the additional requirements applicable under the Nasdaq Rules to members of audit committees and compensation committees, respectively.

PROPOSAL NO. 1

APPROVAL OF THE RE-ELECTION OF MR. ELI COHEN AS A DIRECTOR OF THE COMPANY

At the Meeting, shareholders will be asked to approve the re-election of Mr. Eli Cohen as a director of the Company to hold office until the close of the annual general meeting to be held in 2023.

Herein below are details on Mr. Eli Cohen, standing for re-election:

Eli Cohen has been serving as a member of our Board since September 2018. Mr. Cohen is an independent lawyer working out of a self-owned firm. Mr. Cohen has previously served as chairman of Univo Pharmaceuticals Ltd., as director of Europe Hagag Ltd., and as director of Hagag Group Ltd., Multimatrixs Ltd., Matrat Mizug Ltd. and User Trend-M Ltd. Mr. Cohen also serves as a director of several private companies. Mr. Cohen holds an economics degree, an LL.B and LL.M in Commercial Law from Tel-Aviv University, as well as an MBA from the Northwestern University and Tel-Aviv University joint program.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the re-election of Mr. Eli Cohen as a director of the Company to hold office until the close of the annual general meeting to be held in 2023.”

The Board recommends shareholders vote

“FOR” Proposal No. 1

PROPOSAL NO. 2

APPROVAL OF AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

At the Meeting, shareholders will be asked to approve certain amendments of the Company’s articles of association.

Increase of Authorized Share Capital

The Company’s authorized share capital is currently NIS 250,000,000, divided into 250,000,000 ordinary shares of the Company, par value NIS 1.00 each.

At the Meeting, shareholders will be asked to approve an increase of the authorized share capital of the Company by an additional 750,000,000 Ordinary Shares, such that the authorized share capital of the Company following such increase shall be consisting of 1,000,000,000 Ordinary Shares, par value NIS 1.00 each, and the amendment of Article 10(A) of the Company’s articles of association accordingly to read as follows (additions are underlined, and deletions are struck through):

“The Company’s registered share capital is NIS 1,000,000,000~~250,000,000~~ divided into 1,000,000,000~~250,000,000~~ ordinary shares of the Company, par value NIS 1.00 each (hereinafter: the “Shares”).”

The Board believes that the increase in the Company’s share capital is necessary to ensure that the Company will have sufficient authorized share capital available to pursue opportunities in the future without added delay and expenses. These opportunities could include, without limitation, subject to receipt of all requisite approvals, to raise additional capital for the Company’s business.

Reduction of Maximum Number of Directors and Clarification on the Election of Directors

Shareholders will be asked to approve at the Meeting a reduction in the maximum number of directors to six (6) from twelve (12), and the amendment to the Company’s articles of association clarifying that the directors may be elected only at annual general meeting. Consequently, Shareholders will be asked to approve the amendment of Articles 87 and 93 of the Company’s articles of association accordingly, as described below.

Article 87 of the Company’s articles of association will be amended to read as follows (additions are bold and underlined, and deletions are struck through):

“The number of Directors shall be prescribed in accordance with the provisions of these Articles, from time to time, by an ordinary majority resolution of the general meeting of the Company’s shareholders, or by an ordinary majority resolution of the Board, provided such number shall not be less than three (3) nor more than six (6) ~~twelve (12)~~ Directors (not including external Directors appointed as required under applicable law).”

Article 93 of the Company’s articles of association will be amended to read as follows (additions are bold and underlined, and deletions are struck through):

“The Directors may appoint, immediately or of a future date, additional Director(s), provided that the number of Directors shall not exceed six (6) ~~twelve (12)~~ Directors (not including external Directors). The Directors shall determine at the time of appointment the class pursuant to Article 88 to which the additional Director shall be assigned. Directors may be elected only at annual general meetings.”

The Board believes that a smaller Board size and election only at annual general meetings promotes greater efficiency in decision-making and encourages greater individual accountability and affinity among the directors.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the amendments to the articles of association of the Company, as detailed in the Proxy Statement, dated June 4, 2020.”

The Board recommends shareholders vote

“FOR” Proposal No. 2

PROPOSAL NO. 3

APPROVAL OF AMMENDMENTS TO THE COMPENSATION POLICY FOR DIRECTORS AND OFFICERS

As required by the Companies Law, we have adopted a compensation policy regarding the terms of office and employment of our executive officers and directors. Our current compensation policy became effective on January 9, 2019, following its approval by our shareholders as amended on July 25, 2019 (the “Compensation Policy”) and will expire on January 8, 2022.

Pursuant to the Companies Law, the Compensation Policy must be reviewed from time to time by our compensation committee and Board, to ensure its alignment with the Company’s compensation philosophy and to consider its appropriateness for the Company, including the Company objectives, business plan and long-term strategy. Accordingly, our compensation committee and the Board propose to amend the Compensation Policy to differentiate between the Company’s non-executive directors and the active chairman of the Board with respect to the compensation components caps, such that the active chairman of the Board will be entitled to (i) an annual payment of up to NIS 300,000, which will include payment for participation in Board (or Board committee) meetings; and (ii) target annual bonus of up to NIS 200,000 to be granted upon achievement of 100%, or such ratably lower percentage of the objectives. It is also proposed to amend the Compensation Policy to clarify that the examination of target achievements will be made throughout the period ending on the approval date of the annual financial statements of the relevant fiscal year.

The following summary of amendments to the compensation policy is qualified in its entirety by reference to the text of compensation policy, as amended, a copy of which is attached as Annex A to this Proxy Statement.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the amendments to the Compensation Policy for executives and directors, as detailed in the Proxy Statement, dated June 4, 2020.”

The Board recommends shareholders vote

“FOR” Proposal No. 3

PROPOSAL NO. 4

APPROVAL OF ELECTION OF MR. ELIYAHU YORESH AS CHAIRMAN OF THE BOARD
OF DIRECTORS OF THE COMPANY

Under our articles of association, the shareholders of the Company are authorized to appoint the chairman of the Board. At the Meeting, shareholders will be asked to elect Mr. Eliyahu Yoresh to serve as the chairman of the Board until the expiration of his term to serve as a director of the Company at the annual general meeting to be held in 2022.

After Prof. Benad Goldwasser informed the Company that he will be stepping down as chairman of the Board in order to concentrate his time and efforts on the Company’s majority-owned subsidiary ScoutCam Inc.’s current and future business endeavors, our Board deems it advisable to appoint Mr. Yoresh to act as chairman of the Board, due to his experience and expertise, taking into consideration his contribution to the Company since his initial appointment as a director in September 2018 and the benefit derived from his efforts to us and our shareholders.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the election of Mr. Eliyahu Yoresh to serve as the chairman of the Board until the expiration of his term as a director of the Company at the annual general meeting to be held in 2022.”

The Board recommends shareholders vote

“FOR” Proposal No. 4

PROPOSAL NO. 5

APPROVAL OF THE COMPENSATION TERMS OF MR. ELIYAHU YORESH AS CHAIRMAN
OF THE BOARD OF DIRECTORS OF THE COMPANY

At the meeting of the Board held on February 2, 2020, the Board appointed Mr. Eliyahu Yoresh to serve as chairman of the Board, subject to the approval of the Company’s shareholders. On February 2, 2020 and on June 1, 2020, the Company’s compensation committee and the Board approved the following compensation terms for his role as active chairman of the Board. The compensation terms proposed herein shall become effective as of the date of the approval of the Company’s shareholders.

It is proposed that as compensation for his services as the active chairman of the Board, Mr. Eliyahu Yoresh shall receive a monthly fee of NIS 25,000, which will include payment for participation in Board (or Board committee) meetings.

In addition, Mr. Yoresh shall be entitled to an annual, target based bonus of up to NIS 200,000. The purpose of the annual bonus to ensure optimal alignment between the Company’s objectives and the compensation of its active chairman.

The composition and weight afforded to each target shall be in accordance with the bonus structure set forth below.

●	Company performance measures of profitability and/or revenues – 25%;

●	Company performance measures of liquidity and/or cash flow – 35%;

●	Company performance measures of strategic goals and related objectives – 40%.

The proposed terms of compensation were approved by our compensation committee and the Board and are not consistent with our current Compensation Policy), though such proposed terms are consistent with the proposed Compensation Policy as further described in Proposal No. 3.

When considering the proposed compensation terms, the compensation committee and the Board considered numerous factors, including a benchmark analysis of the compensation terms of other active chairmen of boards of director in several peer companies as well as Mr. Yoresh’s performance and contribution to the Company.

In the event that Proposal No. 3 is approved by the Company’s shareholders, the approval of this Proposal No. 5 shall be subject to an ordinary majority vote. In the event that Proposal No. 3 is not approved, this Proposal No. 2 will be subject to an ordinary majority as well as the following voting requirements:

(i)	the majority of the shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or

(ii)	the total number of shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the terms of compensation of the chairman of the Board, as detailed in the Proxy Statement, dated June 4, 2020.”

The Board recommends shareholders vote

“FOR” Proposal No. 5

PROPOSAL NO. 6

APPROVAL OF AN AMENDMENT TO COMPENSATION TERMS OF COMPANY’S NON-EXECUTIVE DIRECTORS

Under the Companies Law, the compensation of directors must comply with the company’s Compensation Policy and requires the approval of the company’s compensation committee, the board of directors and shareholders, in that order. The Compensation Committee and the Board have reviewed, discussed and approved the proposed changes as detailed hereunder, in light of our Compensation Policy, and determined that these changes are in line with the terms and conditions of the Compensation Policy.

Under the Companies Law and the rules and regulations promulgated thereunder, our directors are entitled to fixed annual compensation and to an additional payment for each meeting attended. We currently pay our non-executive directors an annual fee of NIS 37,115 and a per-meeting fee of NIS 1,860. In addition, each of our non-executive directors (other than Ms. Tzedef) also received, a one-time grant of options to purchase 750,000 Ordinary Shares under the Incentive Plan, subject to a three-year vesting schedule and a six-year term.

Our Compensation Committee and Board have approved, subject to the approval of the Company’s shareholders, to adjust the grant to our non-executive directors, such that the one-time grant of options to purchase 750,000 Ordinary Shares (the “Options”), subject to the limitations under our Compensation Policy, shall be made upon the initial election or appointment of a non-executive director from time to time. With respect to our incumbent non-executive directors, the initial grant, in accordance with this Proposal, will be made, with respect to directors elected in 2019, upon the conclusion of the Meeting.

The Options shall vest over a period of three (3) years commencing on the grant date, with 1/12 of such options vesting at the end of each subsequent three-month period following the grant, (ii) the term of the Options shall be of six (6) years from the grant date, unless they have been exercised or cancelled in accordance with the terms of and conditions of the applicable incentive plan of the Company, (iii) unless previously exercised or cancelled, the Options may be exercised until 180 days from the termination of the tenure of a director, (iv) the exercise price per share of the Options will be higher of the closing price per share of the Company’s ordinary shares traded on TASE (and if not available, the equivalent price based on the closing price of the Company’s ADRs on Nasdaq) on the last trading day prior to the effective date of the election or appointment or the average price per share during a thirty (30) days period prior to the effective date of the election or appointment, (v) the Option grant will be in accordance and pursuant to Section 102 of the Income Tax Ordinance [New Version], if applicable, and (vi) the Options will be accelerated upon the closing of a material transaction, resulting in change of control of the Company.

“RESOLVED, to approve the amendment of compensation terms of the Company’s non-executive directors (other than the chairperson if compensated under a separate arrangement), as detailed in the Proxy Statement, dated June 4, 2020.”

The Board recommends shareholders vote

“FOR” Proposal No. 6

PROPOSAL NO. 7

APPROVAL OF THE APPOINTMENT OF AUDITORS

Under the Companies Law and our articles of association, the shareholders of the Company are authorized to appoint the Company’s independent auditors. In addition, under our articles of association, the Board is authorized to determine the independent auditor’s remuneration. The Listing Rules of the Nasdaq Stock Market require that the Company’s audit committee approve the re-appointment and remuneration of the independent auditor.

At the Meeting, following the approval of our audit committee and Board, shareholders will be asked to approve the appointment of Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as the Company’s independent auditors for the year ending December 31, 2020, and to serve until the annual general meeting of shareholders to be held in 2021. Brightman Almagor Zohar & Co. has no relationship with the Company or with any affiliate of the Company except as auditors.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to our current independent auditors, Kesselman & Kesselman, certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited, in each of the previous two fiscal years:

	2018	2019
	(in thousands of U.S. dollars)
Audit fees(1)	$144	$65	*
Tax Fees(2)	20	6
Total	$164	$71

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements. Includes professional fees related to annual tax returns.

(2)	Represents fees paid for tax consulting services.

*	In addition to the amount mentioned above, the total audit fee amounts that ScoutCam Inc. was billed by its independent accountants, Kesselman & Kesselman, related to the year ended December 31, 2019 was $160,250.

On May 17, 2020, the Company notified Kesselman & Kesselman of its dismissal from its position as independent auditor of the Company. Prior to and since the dismissal, Kesselman & Kesselman expressed no disagreement with the Company or its management on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, and its audit report on the Company’s financial statements for the past two years did not contain an adverse opinion or disclaimer nor was it qualified or modified due to uncertainty, audit scope or accounting principles. The decision to change accounting firms has been approved by the Company’s audit committee.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the appointment of Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as the Company’s independent auditors for the year ending December 31, 2020, and its service until the annual general meeting of shareholders to be held in 2021.”

The Board recommends shareholders vote

“FOR” Proposal No. 7

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

By the Order of the Board of Directors,

Eliyahu Yoresh
Acting Chairman of the Board of Directors of the Company

Dated: June 4, 2020

Annex A

COMPENSATION POLICY FOR EXECUTIVES AND DIRECTORS

(As amended ___________, 2020)

Executives and Directors

Compensation Policy of Medigus Ltd.

(the “Company”)

1.	Objectives of the Company’s Compensation Policy

The purpose of the Company’s compensation policy is to establish sustainable guidelines for the Company’s applicable organs in determining the Company’s compensation to its Office Holders (as such term is defined below) in light of the following objectives of such compensation:

A.	To establish a correlation between the interests of the Company’s Office Holders and those of the Company and its shareholders.

B.	To recruit and maintain qualified Office Holders, who may contribute to the Company’s financial and commercial success, given the unique challenges it faces and its business environment.

C.	To provide incentives for the Company’s Office Holders, in order to ensure high-level operations without encouraging the taking of unreasonable risks.

D.	To establish an appropriate balance between fixed compensation, compensation which incentivizes short-term results and compensation which reflects the Company’s long-term operation.

2.	Compensation Policy; Background

Objectives

Through this document, the Company will determine and publish its policy with regards to the compensation of its Office Holders, including all components of compensation, while establishing principles, considerations, parameters and rules for the determination of Office Holders’ terms of tenure by the Company’s organs during the application period of this compensation policy. The policy is presented to the Company’s general meeting of the shareholders (the “General Meeting”) and subject to their approval, thereby providing an opportunity for shareholders to influence the method used to determine the compensation of Office Holders, and to express their opinion on the matter. The publication of the compensation policy increases and improves the effectiveness of the Company’s disclosure to its investors and to the capital market. In addition to the foregoing, the compensation policy is intended to comply with the obligation set forth in the Israeli Companies Law, 5759-1999 (hereinafter: the “Companies Law”).

Application of the Compensation Policy

In accordance with the provisions of the Companies Law, the compensation policy will apply with respect to the terms and conditions of the tenure and employment of the Office Holders in the Company. The definition of Office Holders in the Companies Law includes “a general manager, chief business manager, deputy general manager, vice general manager, any person filling any of these positions in a company even if he holds a different title, as well as a director, or a manager directly subordinate to the general manager.” For the purpose of this policy, each Office Holder other than a director shall be referred to as an “Executive”.

The compensation policy is not intended to establish personal terms and conditions for specific Office Holders, but rather to set forth objective principles and parameters which will apply to all Company’s Office Holders. This policy sets forth maximum amounts only, and nothing in this policy shall obligate the Company to grant any particular type or amount of compensation to any Office Holder, unless expressly stated otherwise, nor shall it derogate from approval procedures mandated by law.

In accordance with the provisions of the Companies Law, the compensation policy is subject to approval every three years. Therefore, the current compensation policy shall be valid for a period of three years from the date of its approval by the General Meeting or as otherwise required by the Companies Law. The Company may, pursuant to the Companies Law, amend or renew the compensation policy within that period of implementation, subject to an approval at the General Meeting or as otherwise required by the Companies Law.

It should be noted that, by law, contractual agreements with Office Holders regarding the terms and conditions of their tenure and employment which were approved prior to the approval of this compensation policy shall continue to apply, and do not require additional approval in accordance with the provisions of this policy.

Establishment and Approval of the Compensation Policy

In accordance with the Companies Law, the responsibility for approving the compensation policy applies with the board of directors, after the foregoing has considered the recommendation issued by the Company’s compensation committee. The compensation policy is subject to the approval of the General Meeting (including by a majority of those participants who are not controlling shareholders or interested parties, as provided in the Companies Law). In accordance with the provisions of the Companies Law, in the event that the General Meeting does not approve the policy, the board of directors will be entitled to approve the policy based on grounds provided by the board of directors and the compensation committee, according to which the foregoing action is taken in the Company’s best interest.

Maintenance of the Compensation Policy

The holder of the most senior position in the Company in the field of human resources (as of the adoption of this policy - the Chief Financial Officer) under the supervision of the Company’s compensation committee, is responsible for monitoring any changes in the Company, in its business environment, in the capital market, in the labor markets, and in other relevant factors, which may impact the Company’s considerations regarding the determination of compensation for Office Holders. When applicable, the compensation committee shall convene to discuss the foregoing, and where necessary, present its recommendations for necessary updates to the policy to the Company’s board of directors.

3.	Characteristics of the Company and of Its Office Holders

Business Environment and Its Effect on Office Holders’ Compensation

As a public company engaged in the research, development and marketing of medical devices, the Company has two objectives: providing its clients efficient and safe systems, and maximizing its revenues for the benefit of its shareholders. Further information regarding the Company’s business activity may be found in the Company’s filings with the Securities and Exchange Commission (“SEC”).

For fulfilling the Company’s objectives, the Company has established, and may be required to establish further operation centers outside of Israel and has appointed, and may be required to appoint Office Holders to serve in such centers. In light of the disparities between acceptable compensation levels and competitive market in Israel and other countries, the quantitative parameters for the determination of executive compensation are separately addressed regarding Israel and other countries.

In light of this, the Company’s commercial success depends, to a large extent, both on its ability to recruit skilled Office Holders and employees with unique background and experience in the field of medical devices, and on its ability to provide its Office Holders and employees with incentives designated for the investment of outstanding personal efforts on their behalf and for achievement of goals established by the Company’s board of directors. The need to achieve defined regulation and commercialization milestones emphasizes the necessity in conditioning parts of certain Office Holders’ compensation upon personal achievements.

Description of Office Holders’ Positions

A description of the positions and responsibilities of the Company’s Office Holders to whom this policy may apply may be found in the Company’s annual reports filed with the SEC.

4.	Compensation Components and the Balance between them

General

An adequate balance between the components of compensation exists when a linkage is maintained between compensation and the creation of value for the Company’s shareholders, while maintaining the Company’s ability to recruit and maintain talented Office Holders and incentivizing them to pursue the Company’s objectives. In particular, an appropriate balance between the fixed component and the variable components avoids excessively emphasizing one component, since excessively emphasizing the fixed component may result lack of initiative, whereas excessively emphasizing the variable component may encourage the taking of uncontrolled, unreasonable risks by Office Holders in a manner which is not for the Company’s benefit or which does not conform with the Company’s objectives.

Compensation Components

Fixed Compensation

Fix compensation is based on a base salary and benefits. The base salary is a fixed amount paid to an Executive on a monthly basis, regardless of the Executive’s performance. This component constitutes the basis for payment of the additional benefits (as further elaborated below). Payment of the base salary enables the implementation of flexible and effective incentive plans, while minimizing risk-taking caused by over-compensation on variable components’ basis. Both the base salary and the additional benefits must also take into account the prevailing conditions in the Company’s market (“benchmarking”); however, the Company does not believe this consideration to be dominant, inter alia in the interest of avoiding a “salary race” between companies in its market. It should be noted that additional benefits are unique and depend upon the prevailing customs in different countries, and that when the Company engages employment agreements with Executives for positions outside of Israel, such Executives may be entitled to receive additional benefits according to the prevailing customs in the countries in which they serve, in order to ensure the competitiveness of the employment terms and conditions offered by the Company relative to its competitors in the relevant country.

Variable Compensation

Cash variable compensation is one of the components used for achieving the objectives of this compensation policy herein, and particularly for creating a correlation between the interests of the Company’s Executives and those of the Company and its shareholders. In order to promote the objectives of this policy herein, the conditions for the payment of bonuses shall reflect the Company’s short-term and long-term objectives, insofar as possible, and shall constitute a proportionate part of the total compensation in a manner that constitutes a dominant component in the entire compensation package, and primarily with respect to the fixed salary component, while not constitute an excessively large portion of such compensation package, in order not to create incentives for taking uncontrolled or unreasonable personal and organizational risks. In order to create incentives for Executives to achieve their goals, the variable compensation shall be determined in a manner that links the payment of compensation to short-term and long-term performance objectives. Although it is common practice to pay bonuses upon achievement of financial goals, the Company’s objectives for the payment of bonuses may be dependent upon other measurable achievements, such as achieving regulatory milestones, receiving various authorizations, executing agreements, etc. as well as non-measurable “qualitative” achievements. Dependency of bonuses upon achievement of non-financial achievement is relevant to a large extent given the Company’s transitional stage between being a research and development company and a commercial one.

Equity-Based Compensation

Equity-based compensation is used to link between the Company’s value for its shareholders (which is reflected by the increase of the Company’s price per share) and the compensation of its Office Holders. This component is implemented by one of, or a mix of, equity compensation such as options, restricted stock units (RSUs), restricted shares and other equity-based compensation. Equity-based compensation constitutes an incentive over time, as well as an incentive to be employed by the Company over long periods of time, by setting vesting dates for the granted equity awards, by their expiration pursuant to the termination of the relevant office holder’s tenure, or by conditioning the grant or vesting of equity awards (or portions thereof) on the achievement of objectives. Furthermore, accelerated vesting mechanisms may create incentives for Office Holders to remain employed by the Company and to achieve its objectives even if an extraordinary event, such as the merger or sale of the Company, change of control, or termination of employment in certain circumstances, is expected. Equity-based compensation is an important component in this compensation policy herein, since it is common practice in comparative companies and is important to the Company’s ability to recruit and retain Office Holders, it is an efficient substitute for cash compensation, and is especially appropriate since some of the operations which are crucial for the Company’s success are long-term ones, and some of the Company’s Office Holders’ efforts may only bear fruit over long periods of time.

Termination-Based Compensation

Compensation paid upon the termination of tenure is used both as an incentive to recruit talented Executives by reducing their exposure upon terminations of their service due to various circumstances, as well as an incentive for Executives to serve in the Company for long periods of time, should the compensation be dependent upon seniority.

5.	Considerations and Parameters for the Determination of Compensation

General Considerations for the Determination of Executive’s Compensation

When determining the compensation of an Executive, the Company’s board of directors, compensation committee and management shall comply with the guidelines stipulated by this policy herein, including regarding the cap on the compensation components and the quantitative parameters which have been determined in this section below, and will also consider the following factors (in addition to any other relevant factor):

(i) The Executive’s personal data, including his education, skills, expertise, and professional experience and achievements, whether in the Company or in other companies, as well as his uniqueness in the market; for this purpose, it should be noted that the medical devices market requires employment of Executives who hold unique experience and expertise, including experience working with regulatory entities such as the FDA, experience in conducting clinical experiments, experience in marketing medical devices to customers such as hospitals, and managing engagements for the purpose of medical reimbursement outside of Israel;

(ii) The Executive’s position, characteristics, responsibilities, efforts required for success in the position, the extent to which such Executive is essential for the Company’s success, the possibility to recruit a replacer for his position, the potential damage to the Company in the event the Executive is dismissed or resigns, his seniority and previous compensation arrangements with the Company;

(iii) The Executive’s residential address and address of service – if the Executive resides in a country in which the prevailing compensation in the relevant market for his position is higher than its equivalent in Israel or in which the living conditions are more difficult or easy than the ones in Israel, the compensation, including any benefits, shall be adjusted to take into account all such differences;

(iv) Prevailing salary levels for similar positions in the market – in order to ensure the Company is competitive and recruits appropriate and high-quality personnel, it must offer a salary at a level which corresponds with the prevailing salary in its market. The foregoing is particularly relevant to the medical devices market, which requires unique experience and skills, available by a limited number of office holders. The Company’s market includes medical device companies, and particularly such companies which received material regulatory approvals and are focusing their efforts in commercializing their respective products worldwide; public companies whose market value, the nature of their operations or their revenue, is similar to those of the Company; and companies which primarily operate in the United States and in Europe, and which employ Executives serving and operating in these areas; and

(v) The ratio between Executive’s compensation cost and the Salary Cost of other Company’s employees (including the Company’s Contract Employees1), and particularly the ratio between the compensation cost of the foregoing Executives and the average and the median Salary Costs of employees and the effect such ratios have on the working relations in the Company; the Company acknowledges it has to pay different levels of compensation to its various employees and Executives, inter alia for the purpose of recruiting talented and experienced Executives and employees who constitute key personnel for the achievement of the Company’s objectives. It should be noted that where Executives reside and serve in such countries in which higher compensation than the one available in Israel is paid in accordance with customary market terms, the Company shall consider such higher compensation levels in its evaluation of the above ratios.

Establishment of Fix Compensation

The base salary shall be negotiated by the Company and the relevant Executive prior to his or her appointment for office, and upon the Company’s periodic evaluation of his or her base salary during his or her tenure. The base salary shall be based upon the parameters specified above, provided that the base salary shall not deviate from the pre-determined cap for such Executive, as further elaborated below.

In addition to the base salary, the Company may include the following benefits, provided that such benefits, including the following will be in accordance with applicable law and common practice in the market from time to time: (i) vacations days (or redemptions thereof); (ii) allocations to pension and/or insurance funds, including loss of working capacity insurance; (iii) education funds (Keren Hishtalmut); (iv) directors’ and officers’ insurance; (v) reimbursement for employment of service related expenses; (vi) company vehicle (type of vehicle will be determined according to the Executive’s position), including reimbursement of all related expenses, and tax payments incurred in connection with the vehicle as shall be in effect from time to time (or, alternatively, reimbursement of expenses in private vehicle, which shall not exceed the cost of company vehicle and all related costs; (vii) internet, laptop computer, cellular telephone for personal use, home phone expenses and daily newspaper; (viii) accommodation during employment or service related travels; (ix) mandatory allocations such as recuperation pay (Dmei Havra’a); and (x) office holders’ indemnification and exemption of liability in accordance with the Companies Law, the Company’s Articles of Association and the Company’s policy from time to time.

Executives who serve outside of Israel (including such Executives who serve in the Company’s U.S. subsidiary or in such other subsidiaries which may exist from time to time) may be entitled to benefits in accordance with applicable custom and practice in their country of service and for Executives of similar rank; Accordingly, Executives serving in the United States will be entitled to medical and dental insurance coverage for the Executive and his immediate family, which shall be paid by the Company, as well as employer’s allocations for 401(k) funds, as well as similar or parallel benefits as customary in other global locations.

Establishment of Performance-Related Cash Variable Compensation

The Company shall establish parameters and conditions for the payment of an annual cash bonus, including maximum bonus amounts and the maximum percentage of the annual fixed compensation such bonuses may include, on an annual, or multi annual, basis and threshold conditions for payment.

Eligibility for the annual cash bonus shall be based upon measurable criteria, which may include financial results (such as revenue, profit or fund raising targets) and milestones such as regulatory approvals, agreement executions (such as licenses or distribution or collaboration agreements), performance of medical procedures and other business millstones (such as number of procedures or MD training). Additionally, the Company may determine that, with respect to the chief executive officer (the “CEO”) or an officer who is a director, that a non-material portion of his or her annual cash bonus will be based on the evaluation of the board of directors in an amount that will not exceed, with respect to any calendar year, 25% of the annual fixed compensation, and, with respect to any officer subordinated to the CEO, which does not serve as a director, a portion or all of his or her annual cash bonus will be based on the evaluation of the CEO.

[1]	“Contract Employees” shall mean employees of a Manpower Contractor of whom the Company is, in practice, the employer, and employees of a Service Contractor who are hired by the Company for the provision of services; for this purpose, the meaning of “Manpower Contractor” and “Service Contractor” are as defined in the Engagement of Employees by Manpower Contractors Law, 5756-1996. For the purposes of this Section herein, “Salary Cost” shall mean any payment paid for employment including employer contributions, retirement payments, vehicle and related expenses, and any other benefit or payment.

In the event of a new hired Executive or of an Executive who’s engagement ends during the year, his entitlement to an annual cash bonus may be determined on a pro rata basis. The Company may also determine threshold conditions which, unless met, will not result in payment of any bonuses.

At the ~~end~~ time of approval of the financial statements of each year, the Company shall evaluate the rate of objectives met during the preceding year and during the period until the approval date of the annual financial statements. In the event that an Executive met all of his pre-determined objectives, such Executive shall be entitled to receive 100% of his performance-related compensation component, and in the case of a partial achievement of such objectives, or of some of the objectives, the Company shall pay a proportional part of such maximum component, provided that the applicable threshold conditions for payment were also met.

In addition to the annual cash bonus specified above, the compensation committee and the board of directors may, from time to time and to the extent they deem it is required, approve payment of a signing bonus or a special bonus for an office holder either under special circumstances, for special contributions, achievements or assignments or in the event of a change in control of the Company. The Company considers payment of such signing and special bonuses as an important tool for providing incentives for its Executives, especially in light of the inability to foresee all the specific grounds for payment of bonuses pursuant to the principles set forth in this compensation policy herein.

The payment of variable compensation shall be subject to the provision of a written undertaking by the Executive receiving such variable compensation to repay any amount of such variable compensation paid to him based on data which has later been found to be incorrect, and which has been restated in the Company’s financial statements within a period of three years following the grant of such performance related compensation. The compensation committee and the board of directors shall be authorized not seek recovery to the extent that (i) to do so would be unreasonable or impracticable or (ii) there is low likelihood of success under governing law versus the cost and effort involved; the aforementioned undertaking shall be in accordance with any general claw-back policy as may be adopted by the Company.

Establishment of Equity-Based Compensation

Equity-based compensation is an effective tool, designated for the creation of incentives for Office Holders, which correspond with the long-term objectives of the Company and its shareholders. Stock options are currently appropriate key equity based compensation vehicle. In the future, the Company may offer various types of equity based compensation vehicles (e.g. restricted shares, restricted share units, phantom shares, performance shares, performance share units, etc.) as well as a mix between such vehicles. When determining the types of equity- based vehicles and the mix between them, if any, the Company will consider among other things, the types of equity awards then available to the Company and the balance between aligning officer’s and shareholder’s interests and the Company’s risk management policy at the time.

To the extent legally available and applicable, the Company will grant options to its Israeli residents Officer Holders in accordance with Section 102 of the Israeli Income Tax Ordinance [New Version], 5721-1961 and/or means of other equity-based compensation, which may promote the Company’s objectives, as determined by the board of directors. Office holder receiving such equity-based compensation shall bear any applicable tax. Reference to “options” in this compensation policy shall also include other means of equity-based compensation which may be provided in the future.

Grant of options shall be in accordance with and subject to the terms of the Company’s current or future applicable equity-based compensation plans, and when granting options to office holders, the Company shall set the following conditions:

(i) Maximum Grant Date Value of Options Granted to Each Office Holder – such value will be subject to the cap on equity grants, as further elaborated below.

(ii) Maximum Dilution Rate of the Company’s Share Capital – the maximum dilution rate may not exceed 10% of the Company’s share capital on a fully diluted basis.

(iii) Vesting / Minimum Holding Period – options granted will vest over periods ranging from once a month to once a year, and will become fully vested over several years (e.g., two (2) to four (4) years) but no less than two (2) years from the date of grant. The company may set accelerated vesting terms and conditional vesting terms for the options granted.

(iv) Conditional Vesting / Objective Dependent Exercise – the Company will consider adoption of conditional vesting and/or objective dependent exercise of options, in consideration of the Office Holder’s position. Notwithstanding the aforementioned, the Company is not obligated under this compensation policy to condition the grant or exercise of options granted upon the achievement of personal or Company objectives. Such objectives may be identical to, or different from, the objectives set by the Company for the payment of annual or special cash bonuses and may be adjusted, when applicable, following major acquisitions, divesture, organizational changes or material changes in the Company’s business environment. To the extent that options’ vesting is conditioned upon the achievement of objectives, the Company may determine that such options will become fully vested upon the achievement of the relevant objective, rather than by the lapse of vesting periods.

(v) Exercise Price for stock options – will be set as an incentive to maximize the Company’s value, and will be equal to, or higher than, the price per share in the stock exchange determined by the board of directors on the date of grant, or will be equal to the average price per share during a pre-determined period prior to the grant approval date as determined by the board of directors.

The board of directors shall have the discretion to reduce, cancel or suspend payment of any variable compensation components, in cases where such reduction, cancellation or suspension of payment is deemed necessary. In addition, the board of directors may set a maximal exercise value of variable components which are not exercised in cash.

Establishment of Relocation Compensation

Relocation compensation may be granted to an Executive under relocation circumstances. Such compensation may include reimbursement for out of pocket one time payments and other ongoing expenses, such as travel, housing allowance, car or transportation allowance, home leave visit, healthcare, participation in children tuition fees etc., all as reasonable and customary for the relocated country.

6.	Compensation Components Caps

General

The fixed and variable compensation components will be subject to the following:

(i) The fixed compensation maximum rates stated in this policy refer to provision of services on a 100% basis and consist of base salary and any benefits available under this compensation policy.

(ii) The annual bonus cap stated in this policy refers to the target annual bonus to be granted upon achievement of 100% of the objectives for payment of such annual bonus.

(iii) In the case of equity-based compensation, the cap stated in this policy refers to the value of the options granted (or of other means of such compensation) as of the date of grant based on acceptable valuation practices at the time of grant utilizing the straight line approach per year of vesting (taking into account the cost of previous vesting grant for that year).

Non-Executive Directors

The Company’s non-executive directors may be compensated by means of (i) an annual payment of up to NIS 111,345, and by means of payment for participation in ~~Board~~board of directors (or committees) meetings up to an amount of NIS 4,285 per meeting, or (ii) an annual payment of up to NIS 175,620 (or an annual payment of up to NIS 300,000 in the case of the chairman of the board of directors), which will include payment for participation in ~~Board~~board of directors (or committees) meetings. Such directors may also be entitled to receive equity-based compensation in accordance with any applicable law, but will not be entitled to receive performance-based compensation, such as bonuses. The Company may repay director’s expenses in accordance with any applicable law. The chairman of the board of directors may also be granted an annual bonus of up to NIS 200,000.

The caps on each of the non-executive directors’ compensation components per year are as follows:

Variable Equity-based Compensation	Annual Bonus	Signing and Special Bonus
up to 100% of the annual payment described in clause (ii) above	Not Applicable (other than in the case of the chairman of the board of directors as provided above)	Not Applicable

Chief Executive Officer

The CEO’s fixed compensation shall range between the following amounts: (i) a CEO whose position is primarily in Israel: up to NIS 170,000, per month, and (ii) a CEO whose position is primarily in the United States or Europe2: up to NIS 250,000, per month.

The caps on the CEO’s variable compensation components per year are as follows:

Variable Equity-based Compensation	Annual Bonus	Signing and Special Bonus
Up to 100% of the annual fixed compensation	Up to 50% of the annual fixed compensation	Up to 50% of the annual fixed compensation

Special and signing bonuses will not be included in the calculation of the maximum annual bonus.

[2]	For the purposes of this compensation policy herein, the NIS-USD and NIS-EUR exchange rates shall be as follows: USD 1 = NIS 3.7; EUR 1= NIS 4.2.

Other Executives

Other Executive’s fixed compensation shall range between the following amounts: (i) an Executive whose position is primarily in Israel: up to NIS 120,000, per month, and (ii) an Executive whose position is primarily in the United States or Europe: up to NIS 170,000, per month.

The caps on other Executive’s variable compensation components per year are as follows:

Variable Equity-based Compensation	Annual Bonus	Signing and Special Bonus
Up to 100% of the annual fixed compensation	Up to 50% of the annual fixed compensation	Up to 50% of the annual fixed compensation

Special and signing bonuses will not be included in the calculation of the maximum annual bonus.

Termination of Services

Executives shall be entitled to an advance notice period in accordance with existing agreements, and, in the absence of provisions in the agreements, as determined by the law. In any event, the advance notice period shall not exceed six (6) months. During said notice period, Executives will be required to continue to fulfill their duties, unless the Company decides to release them from this obligation.

In addition to any payments required under any applicable law upon termination of service, vesting of outstanding options and payment of an additional severance bonus may be included in office holder’s employment agreement, or may be paid upon Executive’s severance, subject to receipt of all required approvals. The Company will consider payment of a severance bonus in consideration of the objectives of this compensation policy herein, as well as: (i) the service period of the Executive in question; (ii) the Executive’s terms and conditions of service; (iii) the Company’s operations during Executive’s service; (iv) the Executive’s contribution to the achievement of the Company’s objectives and to its profitability; and (v) the circumstances of the severance.

The maximum severance bonus that may be paid by the Company is as follows: (i) non-executive directors will not be eligible for severance bonus, (ii) the CEO may be entitled to a severance bonus of up to 50% of the annual fixed compensation, and (iii) other Executives may be entitled to a severance bonus of up to 25% of the annual fixed compensation. An Executive’s severance bonus will be based on his last monthly salary as of the termination date of his service and his or her termination of service must not be in circumstances which, in the Company’s opinion, justify severance pay to be revoked.

7.	Directors’ and Officers’ Liability Insurance, Indemnification and Exemption

The Company may provide its directors and officers, including those serving in any of its subsidiaries from time or time, with a liability insurance policy (the “Insurance Policy”) provided that the engagement is in the ordinary course of business, in market terms and is not expected to materially influence the Company’s profits, properties and undertakings. The coverage limit of the Insurance Policy shall be of up to US$30 million per occurrence and for the insurance period (additional coverage for legal expenses not included), provided that the annual premium shall not exceed US$500,000 and that the deductible (except for extraordinary matters as prescribed in the Insurance Policy, such as lawsuits against the Company pursuant to securities laws and/or lawsuits to be filed in the US/Canada) shall not exceed US$1,000,000 per occurrence.

The Company may extend the Insurance Policy in place to include cover for liability pursuant to a future public offering of securities. The additional premium for such extension of liability coverage shall not exceed 400% of the last paid annual premium. The Insurance Policy, as well as the additional premium shall be approved by the compensation committee (and if required by law, by the board of directors) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions and that the Insurance Policy reflects the current market conditions, and it does not materially affect the Company’s profitability, assets or liabilities.

Upon circumstances to be approved by the compensation committee (and, if required by law, by the board of directors), the Company shall be entitled to enter into a “run off” Insurance Policy of up to seven (7) years, with the same insurer or any other insurance (the “Run Off Coverage”). The limit of liability of the insurer shall not exceed US$30 million per claim and in the aggregate for the term of the policy, the premium for the insurance period shall not exceed 400% of the last paid annual premium and the deductible (except for extraordinary matters as prescribed in the Insurance Policy, such as lawsuits against the Company pursuant to securities laws and/or lawsuits to be filed in the US/Canada) shall not exceed US$1,000,000 per claim. The Run Off Coverage, as well as the limit of liability and the premium for each extension or renewal, shall be approved by the compensation committee which shall determine whether the sums are reasonable considering the Company’s exposures, the scope of coverage and market conditions and if the Run Off Coverage reflects then prevailing market conditions, and, provided, further, that the Run Off Coverage shall not materially affect the Company’s profitability, assets or liabilities.

In addition, the Company may exempt all directors and officers, as may be appointed from time to time in the future, from liability for a breach of their duty of care to the Company and provide them with indemnification to the fullest extent permitted by law and the Company’s articles of association.

8.	Miscellaneous

The Company’s compensation committee and board of directors shall be authorized to approve a deviation of up to 10% from any limits, caps or standards detailed in this policy, and such deviation shall be deemed to be in alignment with this policy.

An Immaterial Change in the Terms of Employment of an Executive, which is not a director or the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an officer with an annual total cost to the Company not exceeding an amount equal to 20% of the annual fixed compensation of such Executive.

~~ADOPTED:~~